SYNSORB BIOTECH INC.

THIRD QUARTER REPORT TO SHAREHOLDERS

For the three months ended September 30, 2002

TO OUR SHAREHOLDERS:

Since the second quarter, the Board of Directors of SYNSORB has approved the following measures:

1.

SYNSORB’s 31,000 square foot manufacturing plant in Calgary has been listed for sale with J.J. Barnicke Ltd., a commercial real estate broker, with an asking price of $3,525,000.  This represents a reduced asking price due to the fact that the Company received no offers from industry for use as a pharmaceutical or drug manufacturing facility after exhausting potential buyers both nationally and internationally.  The current price represents realistic commercial property values.

2.

SYNSORB has retained ICOWorks Services Ltd., an experienced Alberta based auction house, to auction the manufacturing, lab and related equipment, formerly part of SYNSORB’s manufacturing facility.  The public auction of this equipment will be scheduled for mid-January, 2003.

3.

SYNSORB continues to seek a buyer for its patents and related technology.

4.

SYNSORB board has appointed a special committee of the board comprised of Tim Tycholis (Chair), Jim Silye and Gerry Quinn to seek a significant transaction for SYNSORB, which may include acquisition of a new business or assets, appointment of a new management team or similar transaction.  In this connection, the SYNSORB board has retained Network Capital Inc. as its financial advisor to assist in helping the Company achieve the above objectives on behalf of the shareholders of SYSNORB. Network Capital Inc. is a Calgary based financial advisory firm dedicated to providing venture capital, strategic direction and financial advice to Canadian companies.  The principals of Network have substantial experience in capital raising and corporate reorganizations.

FINANCIAL HIGHLIGHTS:

During the third quarter, SYNSORB sold 100,000 free-trading Oncolytics Biotech Inc. shares for net proceeds of $207,000.

The Company wrote down the value of the manufacturing facility and manufacturing equipment to their net realizable values of $3,525,000 and $1,000,000 respectively.

The board continues to seek actions that will maximize the return for SYNSORB shareholders from its present asset base while seeking a new business focus and management team for SYNSORB.  In closing, I thank each of our shareholders for your continued support and if you have any questions please feel free to contact us.

Sincerely,

Jim Silye,

President and Chief Executive Officer

November 13, 2002

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